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REGISTERED FOREIGN LAWYERS Z. JULIE GAO (CALIFORNIA) BRADLEY A. KLEIN (ILLINOIS)

August 2, 2017

Gus Rodriguez

Marc Thomas

Dietrich King

Jessica Livingston

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PPDAI Group Inc.

Revised Draft Registration Statement on Form F-1

Submitted on June 28, 2017

CIK No. 0001691445

Dear Mr. Rodriguez, Mr. Thomas, Mr. King and Ms. Livingston:

On behalf of our client, PPDAI Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 21, 2017. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

Securities and Exchange Commission

August 2, 2017

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on June 28, 2017.

The Company respectfully advises the Staff that it plans to address all the comments from the Staff and request effectiveness of the Registration Statement before the end of August 2017, and would greatly appreciate the Staff’s continuing support and assistance.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Risk Factors, page 15

1.	Please add a risk factor that China’s credit infrastructure is at an early stage of development, over 72% of the population is not covered by a credit database, the credit database is only accessible to banks and a limited number of market players, the credit scoring models appear unsophisticated and the development of a reliable and sophisticated credit infrastructure may be a long-term process.

In response to the Staff’s comment, the company has added a new risk factor on page 20 of the Revised Draft Registration Statement.

Loan Performance Data, page 80

2.	We note your response to comment 8. Please tell us the amount of handy cash loan related product revenue recognized in 2017 and your forecasted annual handy cash loan product revenues for 2017. Please revise your disclosure that borrowers of handy cash loan products ‘should’ make an extension payment.

The Company respectfully advises the Staff that the revenues associated with handy cash loans is estimated to be in the range from RMB110 million to RMB160 million for the six months ended June 30, 2017 and from RMB300 million to RMB420 million for the full year of 2017. In the six months ended June 30, 2017, handy cash loans accounted for approximately 11.5% of the total amount of loans facilitated on the Company’s marketplace. For the full year of 2017, the Company expects handy cash loans to account for 10-12% of the total amount of loans facilitated on the Company’s marketplace. The foregoing forecast only reflects the Company’s current and preliminary view, and is subject to changes.

Securities and Exchange Commission

August 2, 2017

In response to the Staff’s comment, the Company has revised the disclosure regarding extension payment on page 131 of the Revised Draft Registration Statement.

3.	Please disclose historical delinquency data for the handy cash loans separately. Please disclose the percentage and the amount of handy cash loans that were past due or delinquent prior to the extension of the loan. Please also disclose the percentage of handy cash loans extended at least one time that are past due or delinquent and the amount past due on the extended loans. Please also disclose what additional risk management, oversight or loan collection activities, if any, you perform for handy cash loans that have been extended.

In response to the Staff’s comment, the Company has revised the disclosure on pages 82 and 84 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that as disclosed on page 131 of the Revised Draft Registration Statement, handy cash loans accounted for a relatively small portion of the total loans facilitated on the Company’s platform, namely 6.5% and 10.7%, respectively, of the total amount of loans facilitated on the Company’s platform in 2016 and the three months ended March 31, 2017. Hence, the Company monitors the performance of handy cash loans together with other loan products offered by the Company and currently does not have any additional risk management, oversight or loan collection activities specifically designed for handy cash loans.

4.	Please revise to disclose the amount of available credit outstanding and un-utilized for each type of loan product at each reporting period presented.

The Company respectfully advises the Staff that the vast majority of the Company’s loan products do not have a revolving credit feature, therefore borrowers cannot access their un-utilized credit limits for a type of loan products on the Company’s platform without going through another loan application and approval process, regardless of whether they have partially or fully repaid their existing loans. As such, the Company believes that un-utilized credit limits on its platform do not represent risk exposures on its platform and disclosing such information will not help investors to better understand the risks associated with the loans offered on the Company’s platform.

Securities and Exchange Commission

August 2, 2017

Results of Operations, page 82

5.	Please revise your results of operations to move the line item Net interest income/(expenses) and loan provision losses below the line item Loan provision losses and before Net revenues.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Revised Draft Registration Statement.

Net interest Income (Expenses) and Loan Loss Provision losses, page 84

6.	Please tell us how trust transactions have been reflected in your financial statements at December 31, 2016 and the interim periods in 2017.

The Company respectfully advises the Staff that the Company considered all the disclosure requirements as it relates to the trust that was required to be consolidated, as disclosed on pages F-32, F-70 and F-71 of the Revised Draft Registration Statement.

As disclosed in footnote 3 on page F-32 of the Revised Draft Registration Statement, the Company believes that it holds a variable interest in the trust and the Company is considered the primary beneficiary of the trust; and therefore has concluded that the trust is required to be consolidated. The Company therefore has consolidated the trust’s assets, liabilities, results of operations and cash flows into the financial statements for both the year ended December 31, 2016 and the interim period in 2017.

Sales and Marketing Expense, page 85

7.	Please revise to disclose the specific efforts undertaken by the company to improve the effectiveness of borrower acquisition which resulted in a decrease in the percentage of total sales and marketing expenses to total operating revenues from 63.6% in 2015 to 29.2% in 2016. Please also revise to disclose the nature of the online borrower acquisition expenses which are being incurred, the reason for the declines in the online borrower acquisition costs incurred and other key metrics that you use to evaluate the effectiveness of your sales and marketing programs.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Revised Draft Registration Statement.

Securities and Exchange Commission

August 2, 2017

Disclosure of Certain Balance Sheet Items

Deferred Revenue, page 89

8.	Please disclose the nature and amount of the increased post-facilitation services provided which resulted in the increase in the deferred portion of upfront transaction revenues during 2016. Please also disclose the amount of the increase in deferred revenue due to growth in loans and the amount due to increased efforts in post-facilitation services and the reasons you are expending more efforts in post-facilitation services in 2016.

In response to the Staff’s comment, the Company has revised the disclosure on pages 87 and 97 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the increase in deferred revenue from RMB13.7 million as of December 31, 2015 to RMB162.9 million (US$23.5 million) as of December 31, 2016 was primarily due to the significant growth of loans facilitated on its platform, and the impact of increased efforts in post-facilitation services on deferred revenue during the same periods was insignificant. The Company has revised the disclosure on page 97 of the Revised Draft Registration Statement accordingly.

Critical Accounting Policies, Judgments and Estimates

Revenue Recognition, page 94

9.	We note your response to comment 11. Please tell us your best estimate of selling price for post-facilitation services and how you determined this estimate, including the applicable profit margin.

The Company respectfully advises the Staff that in determining the best estimate of selling price of the post-facilitation services for purposes of making a relative allocation of the overall fees to the facilitation and post-facilitation services, the Company considers the costs and applicable profit margin related to such services. The Company understands that determining the profit margin under a cost-plus analysis requires significant judgment, particularly because its services have never been offered on a standalone basis. The Company considered both direct and indirect costs to be included in using a cost-plus-a-reasonable-margin approach and identified such costs as personnel costs, as well as maintenance costs of the Company’s technology tools. The Company considered the following in determining a reasonable profit margin: i) margins achieved on standalone sales of similar products; ii) market data related to historical margins; iii) industry averages; iv) current market conditions; and v) required rates of return and profit objectives. As indicated above, the Company has never offered its services on a standalone basis, and therefore has no historical data of margins or standalone sales of similar products. Market data and industry averages are also not readily available. The Company therefore considered its goals and objectives related to required rates of return and profitability. Of the costs identified for these services, personnel costs represent the majority of costs. In order to determine the profit margin for loan facilitation services and post-facilitation services, the Company considers the nature of the work and the skill set required to perform the work. Although more technology tools, including the Company’s proprietary Magic Mirror Model, are used in the facilitation service, the Company has established standardized processes for both facilitation and post-facilitation services to deliver a consistent user experience to customers (i.e. borrowers and investors). The personnel performing both services need to follow the standardized protocols to deliver the desired service results. As such, the Company believes the nature of the work is operational, and is similar for both facilitation and post-facilitation services. In practice, both services are performed by personnel with similar skill sets. The Company has determined both services to be standardized services with no significant difference in operational risk and therefore has applied a similar margin. Because a similarly skilled group of personnel, and sometimes the same group of personnel, delivers both facilitation and post-facilitation services, the Company has determined that resulting rates of return are similar. The Company believes the appropriate profit margin to determine the best estimate of selling price for both deliverables – the facilitation service and post-facilitation service, should generally be similar. The Company updates this profit margin analysis from time to time and makes adjustments when necessary.

Securities and Exchange Commission

August 2, 2017

10.	Please revise to disclose all of the fees charged to borrowers of handy cash loan products, how you account for the various fees and how you recognize post-facilitation services revenue.

In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Revised Draft Registration Statement to discuss all fees charged to borrowers of handy cash loan products, as well as how the Company accounts for the various fees and recognizes post-facilitation services revenues. Specifically, the Company has clarified in the disclosure that upon a loan extension, the borrower will be charged a second time for all fees (a second loan transaction fee, quality assurance fund contribution and interest payment), in addition to the loan extension fee. The fees collected from handy cash loan products should be accounted for consistently with the fees collected from standard loan products. As fees received upon extension are not at a discount, none of the original transaction fees need to be deferred for the borrower’s right to request an extension. The post-facilitation services revenue should be recognized ratably over the term of the loan. Operationally, given the short-term nature of handy cash loan, the Company has recognized this revenue upon maturity of the loan when the borrowers repay in full, which materially approximates ratable recognition.

Securities and Exchange Commission

August 2, 2017

Quality Assurance Fund Payable and Receivable, page 100

11.	Please clearly disclose all of the inputs and indicators to the Magic Mirror Model and how you revise them based on prospective borrowers with different features.

The Company respectfully advises the Staff that the Magic Mirror Model is continually enhanced as the Company collects more information and data during its operation. On the data input side, the Company constantly tries to glean as many different sources of data as possible. The Company’s modeling team then applies various machine learning techniques to the data collected and builds models that assign a credit score to each individual loan application. Corresponding risk policies are also established to determine risk-based pricing using these scores. Through monitoring model performance as well as variable consistency, the Company’s system is able to evaluate the effectiveness of existing variables while discovering new ones. The Magic Mirror Model is then optimized by adjusting the group of variables used.

Here is an example of how a variable is used as an indicator of a loan applicant’s credit risk. The Company’s system tracks the amount of time a loan applicant takes to key in his or her personal identity number. Historical data have shown that both taking too short and too long increase the odds of delinquency. For example, if it takes the loan applicant less than two seconds to key in his or her identity number, it is possible that the loan applicant was copying and pasting such information from somewhere else. If it takes the loan applicant more than 20 seconds to key in this information, it is possible that the applicant is using someone else’s identity information because most people would be able to memorize their own identity number. This variable is not one of the initial variables that the Magic Mirror Model used. It was included in the model after the Company had collected and analyzed specific metric in relation to this variable for a period of time.

The Company believes that what variables to use and how to use these variables are its proprietary know-how developed over its many years of operation and represent its competitive advantages. Disclosing such know-how would cause substantial harm to the Company’s competitive position as such information could be used by the Company’s competitors to duplicate a risk assessment model similar to the Company’s Magic Mirror Model. In addition, the Company believes that disclosing detailed information of the variables may undermine the Company’s risk management system by potentially attracting fraudulent activities onto its platform and impacting the effectiveness of its risk management system.

Securities and Exchange Commission

August 2, 2017

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the Revised Draft Registration Statement to describe how the Magic Mirror Model is continuously optimized.

12.	We note the disclosure on page F-21 that the ASC 460 component is the stand ready obligation and this component is reduced as you are released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor is compensated in the event of a default. We further note your subsequent recognition policy that the guarantee liability is reduced as each payment is made on a systematic and rational amortization method. Please address the following:

•	Tell us, using the example provided in response to comment 27, the portion of the quality assurance fund payable recorded on day 1 that relates to the ASC 460 component versus the ASC 450 component.

The Company considered the guidance in ASC 460-10-3-2 to determine the quality assurance fund payable recorded on day one. Example (b) explains if a guarantee is issued as part of a transaction with multiple elements to an unrelated party (such as in conjunction with selling an asset or entering into an operating lease), the liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value. In that circumstance, a guarantor shall consider what premium would be required by the guarantor to issue the same guarantee in a standalone arm’s-length transaction to an unrelated party as a practical expedient. The Company believes the projected quality assurance contributions it is entitled to receive from the borrower satisfy the objective discussed in this example. The Company therefore respectfully advises the Staff that using the example provided in Appendix I of its response to comment 27 in the previous response letter dated June 28, 2017, the fair value of the guarantee liability at day 1 represents the borrower’s projected contributions to the quality assurance fund. The fair value of the guarantee liability takes into consideration the expected default rate, which is a consideration of both the ASC 460 and ASC 450 components. As such, the $112 recorded as quality assurance fund payable at loan inception related to both the ASC 460 and 450 components, as this represents the fair value of the guarantee liability for the loans originated.

Securities and Exchange Commission

August 2, 2017

•	Clarify whether only the ASC 460 component recorded on day one is being reduced as each payment is made or if the full initially recognized liability is being amortized.

The Company respectfully advises the Staff that it considered the guidance in ASC 460-10-35-1, which states that “the liability that the guarantor initially recognized under paragraph 460-10-25-4 would typically be reduced (by a credit to earnings) as the guarantor is released from risk under the guarantee.” Accordingly, the full liability initially recognized is being amortized as each payment is made, as the risk is released. During each period, based on the repayments made and defaults that occurred, the quality assurance fund liability is adjusted by recording a contingent liability (i.e., the ASC 450 component) when the guarantee liability falls below the expected payout. The amortization of the quality assurance fund liability is illustrated in the example journal entries included in Appendix I of the response letter submitted on June 28, 2017.

13.	We note your response to comment 20 filed on May 4, 2017 that for handy cash loans you are released from the risk upon settlement and a reduction to the guarantee liability is made accordingly at that time. However, we note your current accounting policy disclosures on page F-21 only reflect the systematic and rational amortization method. Please revise your disclosures to clarify that for handy cash loans your subsequent measurement approach is based on expiration or settlement of the guarantee.

As noted by the Staff, ASC 460-10-35-2 prescribes three methods for the subsequent measurement of the guarantee liability:

a. only upon either expiration or settlement of the guarantee;

b. by a systematic and rational amortization method; and

c. as the fair value of the guarantee changes.

The Company respectfully advises the Staff that as it relates to handy cash loans, the Company believes that the subsequent measurement approach is consistent with the approach for its standard loan products. As further described below in its response to comment 14, the Company believes that it is released from the specific guarantee risk when the loan principal and interest are repaid. The principal of the handy cash loan is not due until the maturity of the loan. Therefore, the risk associated with the guarantee liability is not reduced until settlement. However, the Company believes this still represents a systematic and rational amortization method. As the guarantee liability for both the handy cash loan and standard loan are based on the principal and interest repayment, the Company believes disclosing another method of release may confuse investors.

Securities and Exchange Commission

August 2, 2017

14.	We further note the journal entries you provided in relation to prior comment 27. Please tell us whether the systematic and rational amortization method used for your standard loan products is a straight-line method. In addition, please explain in greater detail why the systematic and rational amortization method was more appropriate for your standard loans rather than an approach based on expiration or settlement of the guarantee considering your expectation that there will be a loss on day one in the later periods of the loan. Last, explain in greater detail how a straight-line method, if applicable, matches your release from the economic risk of loss under the guarantee and whether you believe that you are released from economic loss on a linear basis over the contract.

The Company respectfully advises the Staff that borrowers of its standard loan products repay their loan on a linear basis (i.e. the borrowers pay an equal monthly repayment over the term of the loan). Based on historical data of payment patterns, borrowers are most likely to default within the first several months of the loan period (i.e. the loss is expected to be incurred in the earlier period of the loan). Therefore, if a borrower pays the monthly repayments on time for the first several months, he or she is more likely than not to repay the remaining balance of the loan on time without delinquent or default. Additionally, under the terms of such standard loan product arrangements involving the quality assurance fund, if a borrower defaults on his or her payment, the quality assurance fund is only required to pay that relevant month’s overdue payment. Once the borrower is in default, it is expected that such borrower will default on all the remaining payments, and therefore the Company sets up contingent liabilities (i.e. ASC Topic 450 liability) equal to the remaining payments of the borrower. Such contingent liabilities will be released over the term of the loan when monthly payments become overdue and payouts are made from the quality assurance fund. As such, the Company believes it is released from the economic loss on a linear basis over the loan term.

As described in paragraph 41 of the Annex I – Accounting Analysis and the response to comment 12, ASC Topic 450 liability will be recorded when the guarantee liability falls below the expected payout and is reassessed and adjusted from time to time before it is released upon maturity of the loan. Given loans mature on a rolling basis in the investment portfolio, the ASC Topic 450 liability will be released over time as a payment is made from the quality assurance fund or the loan is matured (i.e., when the Company is released from the underlying risk).

Securities and Exchange Commission

August 2, 2017

Lastly, the Company notes that any adjustments made to the ASC Topic 450 liability are recorded in the same financial statement line item as the risk of loss under the guarantee is released.

15.	We also note paragraph 40 in Annex I from your response filed on March 14, 2017 and the disclosures on page F-22. Please reconcile for us the statement that the receivable is determined to be collectible at loan inception and that the borrower is contractually obligated to pay the full amount over the life of the loan, even if the loan is prepaid, with the statement that this loan is recorded at fair value on day one taking into account the expected default rate. In your response address whether you considered recording the receivable at the full contractual amount or recording it as another financial asset. In addition, clarify for us whether subsequent to recognition you continue to recognize this receivable at fair value or whether an amortized cost basis is used.

The Company respectfully advises the Staff that the Company has a contractual right to receive the quality assurance contributions from borrowers. Even when a borrower prepays, he or she is required to pay off the remaining quality assurance contribution as part of the prepayment. As such, the quality assurance fund receivable is determined to be collectible at loan inception.

The quality assurance fund receivable recorded at loan inception is accounted for as a financial asset that is recorded at fair value. The ASC Topic 460 indicates that the liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value. Given that the guarantee liability was recorded at fair value, the Company believes that the offsetting financial asset recorded as a receivable should match the fair value recorded for the liability. As previously disclosed on page F-22 of the Revised Draft Registration Statement, the fair value is estimated based on the contractual amounts of the quality assurance fund contribution due from the borrowers, taking into account the expected default rate. The Company considered the guidance prescribed by ASC 460 and although paragraph 460-10-25-4 does not prescribe a specific account, ASC 460-10-55-23 provides an illustrative example of a guarantor’s offsetting entries when it recognizes the liability at the inception of the guarantee and uses notes premiums received or receivable in its example. The Company understood that the offsetting entry to the guarantee liability depends on the specific facts and circumstances that gave rise to the guarantee, and determined that a financial asset for the amount to be received for the quality assurance fund represents fair value.

Subsequent to recognition, the Company records the quality assurance fund receivable at amortized cost. On each reporting date, the Company estimates the future cash flows and assess whether there is any indicator of impairment to any individual underlying loan of the quality assurance fund receivable. If the carrying amounts of the quality assurance fund receivables exceed the expected collections, an impairment loss is recorded for the quality assurance fund receivable which is not recoverable.

Securities and Exchange Commission

August 2, 2017

Financial Guarantee Derivative, page 102

16.	You hold funds in an amount equal to a certain percentage of the total principal amount of the underlying loans in the relevant investor reserve funds. Please disclose how you determined the percentage of the total principal amount held in the investor reserve funds.

The Company respectfully advises the Staff that the funding percentage of the investor reserve funds is conservatively determined by considering (i) the historical and future potential delinquency rates of the loan assets underlying the Company’s investment programs, and (ii) the sufficiency of the investor reserve funds, taking into account of the macro economy and industry outlook. In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Revised Draft Registration Statement.

Financial Statements

Note 2(J) Fair Value Measurement, page F-16

17.	We note your response to comment 26. Please revise disclosures to indicate whether an increase in the expected default rate would increase or decrease the fair value of the financial guarantee and whether there are any interrelationships between the expected default rate and any other unobservable inputs. Refer to ASC 820-10-50-2g.

The Company respectfully advises the Staff that the disclosures on page F-18 of the Revised Draft Registration Statement have been revised to include the response previously provided to comment 26 in the Company’s response letter dated June 28, 2017.

The Company uses the discounted cash flow model to value these financial guarantee derivatives at inception and subsequent valuation dates. This model incorporates assumptions pertaining to the underlying loans, such as the expected default rates, maturity, as well as early repayment rates. A significant change in expected default rates could result in a significant change in fair value. Changes in the fair value are recorded in fair value change of financial guarantee derivatives in the Company’s consolidated statements of comprehensive income/(loss).

Securities and Exchange Commission

August 2, 2017

18.	We note your response to comment 29 and your financial guarantee derivative disclosures on page F-18 and beginning on page F-24. Please address the following related to the valuation of the derivative:

•	Tell us how you determine that the forecasted default rate and discount rate are market rates considering your response acknowledges that there are market rates for loans, however, you do not use those rates for your discount rate and instead rely on your own data.

Forecasted default rate

The Company respectfully advises the Staff that the forecasted default rate is determined using historical data of all loans facilitated through its platform. The Company stratifies the loan data based on each loan’s Magic Mirror Model credit level and the channels in which it was originated (either through the mobile app or via computer, as the credit assessment varies between these two channels). As the number of loans originated on the Company’s platform increases to provide more data points, the Company expects the forecasted default rate to continue to normalize and improve the accuracy of its valuation model. While there are some market rates available, the Company does not use these data as these data may not be appropriate to use, given the Company’s own rates are more relevant and reflective of the expected performance of the loans. Further, there are no standardized credit rating agencies available within the PRC. Therefore, the Company determined that using its own data is more representative and reliable.

Discount rate

As indicated in the response to comment 26 in the response letter dated June 28, 2017, the Company determines the discount rate based on standard loans originated on the platform that are protected by the quality assurance fund. Given the net cash flows already take into consideration the credit risk (i.e., the expected default rate), the Company used the rate that is considered similar to a required return (i.e., investors of the QAF loans are guaranteed to receive the contractual interest rate) to discount the risk. The Company believes that standard loan products covered by the quality assurance fund is reflective of market participants and reviews this rate from time to time to make sure it is reflective of market needs. These standard loans in totality represent more than 80% of the total volume of loans originated on the Company’s platform, which is why the Company believes using this data is most appropriate. There are three batches of loans that fall under this category (i.e., standard loan products covered by the quality assurance fund) – loans with a term of 6 months, 12 months, and 18 months. The Company uses these different data points to develop a yield curve for different terms and applies this to each loan when determining the appropriate fair value.

Securities and Exchange Commission

August 2, 2017

•	Describe in greater detail the components of the cash inflows and outflows and whether and how the following cash flows for the investment programs are included:

The Company respectfully advises the Staff that the following are the main cash flow components considered in determining the fair value of the financial guarantee derivatives: expected cash flows from the investor upon receipt of loan payments from borrowers during the term of the program, account management fee charged to an investor upon maturity of the program, and the invested capital and guaranteed rate of return paid to investors upon maturity. These components incorporate all sub-components listed below, as described in greater detail as follows:

•	Expected loan payments from borrowers;

The Company would like to clarify with the Staff that even though borrowers are the ones making loan payments, the cash flows are actually coming from the investors – the investors are effectively not collecting these amounts and instead passing them into the investment programs. Therefore it is the expected inflows from investors upon borrowers’ repayment of loan principal and interest payments are considered a component of the cash inflows. The expected loan payments are calculated based on the loans invested by the investors through the investment programs. (i.e., the contractual principal and interest the borrowers are obligated to pay). The expected loan payments from the borrowers are adjusted based on the forecasted default rate.

•	The 0.1% of the investment capital fee for the fixed program or 1%/365 of the fair value of the invested assets for the flexible investing period program;

The 0.1% of the investment capital fee or 1%/365 of the fair value of invested assets (“management fee”) are both considered components of cash inflows. The management fee is calculated based on the total invested capital and the relevant contractual management fee rate, which is deducted from the investors’ returns.

Securities and Exchange Commission

August 2, 2017

•	Early redemption fee for the flexible investing period;

The early redemption fee for investment programs with a flexible investing period is charged if investors redeem funds within the first 30 days. Accordingly, the Company considers this fee as a reduction of cash outflows from the investment program, as investors are willing to accept a lower rate in exchange for an early redemption. The redemption fee is calculated based on the expected redemption rate (i.e., the percentage of the total invested capital that will redeem after the first month) and the contractual redemption fee rate. This is not a substantive cash flow as the Company’s redemption experience for the first months is relatively low.

•	Investor reserve fund contribution up to the cap;

The Company respectfully advises the Staff that the investor reserve fund contribution is not a separate cash flow that the Company considered when determining the fair value of the derivatives, but rather, is embedded in the cash inflows and outflows of the investment program. According to the contract terms, the Company sets aside a certain percentage of the total invested capital upon maturity of the investment program from the actual amount of principal and interest collected by the investment program as the contribution to the investor reserve fund. Simultaneously, the investor reserve fund is used to pay investors if the rest of the actual amount of principal and interest collected after the investor reserve fund contribution was set aside is insufficient to cover the investment principal plus the expected rate of return that should be paid to the investors. As a result, the surplus gain (i.e., the excess of the actual rate of return and the stated expected rate of return in the investment program agreement) of the investment program not exceeding the cap will be left in the investor reserve fund as a true contribution to the fund. The surplus gain, if any, is a result of the cash inflows and outflows.

•	Excessive returns or the amount of returns from the investment above the cap; and

In practice, there are no instances in which the amount of returns from the investment will exceed the cap. As such, this is not factored into the cash flows considered in the fair value determination.

However, theoretically, if this were ever to occur, the excessive returns represent the portion of the remaining surplus gain exceeding the investor reserve set aside that are distributed to the investors, and therefore would be incorporated as a cash outflow.

Securities and Exchange Commission

August 2, 2017

•	Invested capital and guaranteed rate of return paid to investor at the program’s maturity.

The invested capital and expected rate of return paid to investors at the program’s maturity is considered a component of the cash outflows. The invested capital and guaranteed rate of return is determined based on the amount of capital invested by the investors in the investment programs as well as the contractual expected rate of return, which is paid to the investors upon the maturity of the investment programs concurrent with investor reserve fund contribution.

•	Tell us whether there are any other cash flows or fees associated with the investment programs covered by the investor reserve fund that is not included in the bullet point list above and how those cash flows are considered in the fair value determination.

The Company respectfully advises the Staff that there are no other cash flows or fees not previously identified that are considered in the fair value determination.

Note 9 — Related party balances and transactions, page F-35

19.	Please explain to us the design and purpose of PPcredit.

The Company respectfully advises the Staff that PPcredit was established in April 2016 as a data collection service provider aiming to provide services to various types of customers in China’s consumer finance industry, including but not limited to the Company. As many of PPcredit’s target customers are competitors of the Company, PPcredit was established outside of the Company’s organization structure to avoid conflict of interest, mitigate concerns from other target customers, and also to comply with data segregation and privacy requirements. Also, PPcredit was established as a PRC company to avoid any potential regulatory and licensing issues that may be associated with foreign ownership.

The Company further advises the Staff that PPcredit was established with the aims of enhancing China’s nascent consumer credit infrastructure and providing consumer related credit data and risk management services to lending institutions and other data providers in China. The services offered by PPcredit help lending institutions and other data providers fulfill the financing needs of individuals that are largely underserved by traditional financial institutions and are not included in the credit database maintained by the PBOC’s credit bureau. By establishing cooperation with PPcredit, the Company is able to access additional credit data to enhance its credit assessment and decision-making process, while PPcredit may benefit from the large customer base of the Company to continuingly upgrade its credit database and improve its products and services that can be marketed to third parties.

Securities and Exchange Commission

August 2, 2017

20.	Please provide us a quantification of the significance of the revenue for services provided to PPDAI to the economic performance of PPcredit.

The Company respectfully advises the Staff that in 2016, over 99% of PPcredit’s revenues were derived from the Company. PPcredit’s reliance on the Company was primarily due to its short history as it was established only in April 2016. The proportion of PPcredit’s revenues derived from the Company declined to 82% in the second quarter of 2017 and is expected that such proportion will further decline to a level below 60% by the end of 2017 as PPcredit continues to expand its services to third parties. The Company believes that there is a strong developing market for PPcredit’s business, and therefore expects PPDai’s contribution to PPcredit’s revenues to significantly decline as PPcredit’s business continues to expand. The Company further advises the Staff that since PPcredit’s customers are institutions, a certain amount of time is required to prospect and on-board new customers and therefore revenues from such new customers also require time to materialize.

21.	We note from your response that even if the PPcredit shareholders were to vote in concert, they don’t have the power to control the Company due to rights afforded to preferred shareholders. Please explain to us how the decisions approved by the Board described in your response represent participating rights and not protective rights.

The Company respectfully advises the Staff that the framework of ASC 810-10-25-2 through 25-14 has been considered to determine whether the decisions approved by the Board as outlined in the Company’s prior response are protective rights or substantive participating rights.

As the Company responded to the Staff’s comment 30 in the Company’s response letter dated June 28, 2017, the following activities require a prior consent of the Board including the affirmative votes of at least three directors appointed by preferred shareholders of the Company (the “Preferred Directors”): (i) approving and amending the annual business plan and budget of the Company and items of expenditure incurred outside of annual budget in excess of US$50,000 per month, individually or in aggregate, (ii) ceasing to conduct or carrying out its business substantially as now conducted by the Company, change of any material part of its business or entering into business that is outside of the ordinary course of business or the business plan; and (iii) any transactions involving the Company and any employees, officers, directors or shareholders of the Company or any other related-party transaction or amendment thereof.

Securities and Exchange Commission

August 2, 2017

Pursuant to ASC 810-10, protective rights are rights that are only protective in nature and that do not allow the limited partners or non-controlling shareholders to participate in significant financial and operating decisions of the limited partnership or corporation that are made in the ordinary course of business. ASC 810-10 defines participating rights as rights that allow the limited partners or non-controlling shareholders to block or participate in certain significant financial and operating decisions of the limited partnership or corporation that are made in the ordinary course of business. Participating rights do not require the holders of such rights to have the ability to initiate actions.

Substantive participating rights in which non-controlling rights allow the non-controlling shareholders to effectively participate in certain corporate actions would overcome the presumption that the investor with a majority voting interest shall consolidate its investee. ASC 810-10-25-11 provides an illustrative list of substantive participating rights, but is not necessarily all-inclusive:

(i)	Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures; and

(ii)	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

Considering this illustrative list, the Company evaluated the three aforementioned activities as well as other Board decisions that require the affirmative votes of at least three of the four Preferred Directors, and highlights the following:

(i)	The first action includes two activities: 1) Approving the annual business plan and budget and amending them – these are clearly substantive participating rights afforded to the Preferred Directors; and 2) Approving expenditures outside of the approved budget in excess of US$50,000 per month. Even though the Preferred Directors only have this right to approve expenditures outside the budget over a certain dollar limit, which might cause the right to be non-substantive, the Company does not believe this is a significant threshold that would not be exceeded in the ordinary course of business. As such these activities relate to significant financial decisions and should be viewed as a substantive participating right.

Securities and Exchange Commission

August 2, 2017

(ii)	The Company notes that the appointment or replacement of the chief executive officer, chief financial officer, chief technology officer, chief operating officer, or any equivalent position requires the approval of the Board, including the affirmative votes of at least three Preferred Directors. As such, the executive officers are appointed by the Board to manage the Company’s daily affairs, under the supervision and direction of the Board, which should be viewed as a substantive participating right.

(iii)	The Board must approve either related-party transactions or transactions involving any employees, officers, directors or shareholders of the Company. This should also be viewed as a substantive participating right.

(iv)	The Preferred Directors are also involved in approving a change in direction of the Company’s business, which indicates that they have the right to participate in significant operating decisions, and should be viewed as a substantive participating right.

The Company believes that these aforementioned actions that require the approval of the Board further highlight that these non-controlling shareholders are provided with substantive participating rights, rather than protective rights.

22.	It appears from your disclosures on page F-36 that you issued one-year loans in each of 2015 and 2016 that remain outstanding. Please explain whether PPcredit is in default of the loan terms, and how you considered whether the loans are impaired. In addition, tell us how you considered the disclosure requirements in ASC 810-10-50-4, notwithstanding our comments above.

As noted in the disclosures on F-35, the Company issued a one-year loan of RMB6 million in April 2016, and another one-year loan of RMB5 million in November 2016. As of December 31, 2016, this full amount of RMB11 million was outstanding, but was subsequently settled in the three months ended March 31, 2017. While the loans were outstanding, PPcredit was not in default of the loan terms.

Securities and Exchange Commission

August 2, 2017

As the Company is not the primary beneficiary of the VIE, the Company did consider ASC 810-10-50-4 for the disclosure requirements and included the following in the disclosures on pages F-35 and F-36 of the Revised Draft Registration Statement:

•	The carrying amount and classification of the assets and liabilities in the reporting entity’s balance sheet that relate to the reporting entity’s variable interest in the VIE;

•	Maximum exposure to loss as a result of the reporting entity’s involvement with the VIE, including how the reporting entity determined that amount and the significant sources of that exposure to loss; and

•	A tabular comparison of the carrying amounts of the assets and liabilities, with the corresponding maximum exposure to loss, accompanied by a description of all qualitative and quantitative reasons for the differences between the carrying amount of the assets and liabilities and maximum exposure to loss.

The Company respectfully advises the Staff that the following two disclosures were not included, for reasons included therein:

•	Information about liquidity arrangements, guarantees, and/or other commitments by third parties that may affect the fair value or risk of the reporting entity’s variable interests in a VIE was not included as this is encouraged but not required; and

•	As there was no “shared power”, the requirement to disclose “significant factors considered and judgments made in determining that power is shared” was not applicable.

*        *        *

Securities and Exchange Commission

August 2, 2017

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jimmy Leung, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-21-2323-3355 or via email at jimmy.leung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jun Zhang, Chairman and Chief Executive Officer, PPDAI Group Inc.

Simon Tak Leung Ho, Chief Financial Officer, PPDAI Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Leung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Sean Fu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP